November 8, 2012

Via EDGAR

Craig Slivka, Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Current Report on Form 8-K Filed September 6, 2012;
Form 10-K for the Fiscal Year ended March 31, 2012; and
Form 10-Q for the Quarterly Period Ended June 30, 2012
File Number: 000-52677

Dear Mr. Slivka:

This letter responds to your correspondence of October 3, 2012 (the “Comment Letter”), with respect to the items referenced above filed by VRDT Corporation, File Number 000-52677.  Specifically, this serves to address the comments of the Staff of the Commission as articulated in the Comment Letter.  Accompanying this letter are revised filings for each item referenced above, which are being submitted to you via EDGAR.

Comment 1:            Please amend your Form 8-K to address the comments below.

Response:              We have filed the revised Form 8-K addressing the comments contained in the Comment Letter as a Form 8-K/A on the EDGAR database.

Comment 2:            We note that you acquired all of the outstanding equity securities of 24Tech Corporation. It appears that this acquisition will be accounted for as a reverse merger. If true, please disclose this fact and also identify the accounting acquirer and the accounting acquiree. In addition, please ensure that your accounting will comply with the following bullet points:

● Prior to the date of the reverse merger, the historical financial statements are required to be those of the accounting acquirer and should only include the historical results and operations of the accounting acquirer;

● The historical financial statements (the accounting acquirer) are required to reflect the shares issued by the accounting acquiree “to acquire” the accounting acquirer as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes. Differences in the par value of the accounting acquirer and the accounting acquiree’s stock should be offset to additional paid-in capital;

SEC re: Information Statement November 8, 2012

● The historical financial statements (the accounting acquirer) are required to reflect the reverse merger of the accounting acquiree on the acquisition date. On the acquisition date, the accounting acquiree’s outstanding shares should be reflected as being issued by the accounting acquirer to acquire the accounting acquiree; and

● Subsequent to the date of the reverse merger, the historical financial statements are required to be those of the accounting acquirer and the accounting acquiree on a consolidated basis.

Response:              The acquisition of 24Tech is not a reverse merger.  Both the Company and 24Tech continue to exist as separate legal entities. For accounting purposes, VRDT is the acquirer and 24Tech is the acquiree.  24Tech will operate as a subsidiary of VRDT under VRDT control.

Comment 3:            It does not appear that you filed the stock purchase agreement with GEM Global Yield Fund with your Form 8-K filed on August 23, 2012. Please file the agreement as an exhibit to the Form 8-K.

Response:              The instructions to filing a Form 8-K do not require that a copy of the material agreement be attached to the filing, but only that the registrant, “disclose the following information:
(1) the date on which the agreement was entered into or amended, the identity of the parties to the agreement or amendment and a brief description of any material relationship between the registrant or its affiliates and any of the parties, other than in respect of the material definitive agreement or amendment; and (2) a brief description of the terms and conditions of the agreement or amendment that are material to the registrant.”

We therefore believe that the Form 8-K filed on August 23, 2012, complies with the instruction in all respects.

Comment 4:            Please provide the information required by Item 701 of Regulation S-K, including information relating to the unregistered sales of equity securities included in your Form 10-Q for the Quarter Ended June 30, 2012 and your issuance of warrants to a private equity fund in August 2012. See Item 10 of Form 10 and Item 2.01 of Form 8-K.

Response:              We have revised the disclosure to include the items identified in this Comment.

Comment 5:            Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose that you are an emerging growth company, and revise the Form 8-K to provide the following additional disclosures:

● Describe how and when a company may lose emerging growth company status;

● A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

SEC re: Information Statement November 8, 2012

● Your election under Section 107(b) of the Act:

m If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

m If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response:              We have revised the disclosure to indicate that we are in fact an emerging growth company and have further revised the disclosure to address the additional matters presented in this Comment.  As noted in the amended 10-K we have elected to “opt out” of the extended transitional period for new pronouncements.

Cautionary Statement Regarding Forward-Looking Statements and Information, page 2

Comment 6:            Please revise your disclosure to delete the reference to the Private Securities Litigation Reform Act of 1995, as you are ineligible to rely upon the safe harbor as a penny stock issuer. See Section 21E of the Exchange Act.

Response:              We have revised the disclosure as requested.

Comment 7:            We note that the statement in the second sentence of the second paragraph does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update such information to the extent required by law.

Response:              We have revised the statement as requested.

Comment 8:            We note that the third paragraph states that certain industry and market data contained in the Form 8-K are from third sources, such as industry publications, where indicated. However, we are unable to locate any disclosure in the Form 8-K suggesting that certain data is from a third-party source. Please advise.

Response:              We have revised the paragraph to delete the reference to third sources.

Item 1.01 Entry into a Material Definitive Agreement, page 2
Item 2.01 Completion of Acquisition, page 2
Summary of Principal Terms of the Acquisition, page 2

SEC re: Information Statement November 8, 2012

Comment 9:            Please revise to provide a brief description of the terms and conditions of the Stock Purchase Agreement. See Item 1.01(a)(2) of Form 8-K.

Response:              A copy of the Stock Purchase Agreement, including every term therein, was attached as an Exhibit to the original filing.  Nonetheless, we have revised the Form 8-K to provide a more detailed description of the Transaction and the material terms of the Stock Purchase Agreement.

Comment 10:          Please revise your disclosure to name all of the parties to the Stock Purchase Agreement. See Item 1.01(a)(1) of Form 8-K. Please also disclose any material relationships between the company and any of the other parties to the Share Exchange Agreement, and between the company and 24Tech generally.

Response:              We have revised the disclosure accordingly.

Business, page 3

Comment 11:          We note your disclosure in this section is drafted as if VRDT and 24Tech are two separate, standalone businesses. Given your representation that you were previously a shell company, and that you have now acquired all of the outstanding equity securities of 24Tech, this section should provide a complete overview of the current state of your business following the acquisition of 24Tech, including all of the information that is required by Item 101(h)(4) of Regulation S-K, and should present the information on a combined basis, to the extent applicable. If the acquisition of 24Tech is only to “internally service [y]our needs,” as disclosed on page four, please explain how you were a shell company prior to the acquisition of 24Tech. Please advise and substantially revise this section, including disclosing, as applicable, the shell status of of Winwheel Bullion, Inc., Diversified Global Holdings, Inc., and Verdant Industries, Inc.

Response:              We have revised the disclosure accordingly.

Comment 12:          We note that much of your disclosure suggests that VRDT had an established business prior to the acquisition of 24Tech and has certain products and solutions that were provided to customers. In your revised disclosure, to the extent the disclosure continues to be applicable following you acquisition of 24Tech, please clarify the status of the business of VRDT. The following are some of examples of additional disclosure that appear necessary:

● Clarification as to whether you currently deliver “state of the art and customized energy solutions,” especially in light of the fact that you have recognized no revenue prior to the acquisition of 24Tech;

● Explain your reference to “aggregating leading technology companies,” including whether you have aggregated any such companies to date, and why they are “leading technology companies”;

SEC re: Information Statement November 8, 2012

● The details of the strategic relationships with the motorsports industry, prominent universities, and the other “major industry leaders” cited on page three, including whether you currently have any agreements with these companies; and

● The specifics of your “proprietary business model” and “infrastructure upgrade plan,” including how you have offered these solutions to customers considering that VRDT, prior to the acquisition of 24Tech, has no revenue to date.

Response:              While prior to the acquisition of 24Tech, the Company did not recognize any revenues, we believe that fact alone is not dispositive of whether the Company had an established business.  Rather, much of the Company’s business is as a solutions provider, and, irrespective of whether those solutions have been provided to specific customers to date, the Company continues to market the availability of, and its ability to provide, those services.  Further, the Company does offer commercial products.  Again, whether those products have been actually purchased by a customer does not dictate whether those products are available or offered.  Notwithstanding the foregoing, we have revised and clarified the disclosure to address the specifics of the services and products offered and the relationships developed between the Company and its various partners, whether currently revenue generating or not.

Comment 13:          Please include the following disclosure:

● Your dependence on one or a few major customers, as required by Item 101(h)(4)(vi) of Regulation S-K; and

● An estimate of the amount spent during each of the last two fiscal years on research and development activities, as required by Item 101(h)(4)(x) of Regulation S-K.

Please note that this information should reflect the acquisition of 24Tech.

Response:              We have included the recommended disclosures.

Risk Factors, page 11
General

Comment 14:          Many of your risk factors suggest that the business of VRDT, prior to the acquisition of 24Tech, is further developed than it appears to be. For example, the risk factor regarding your limited operating history on page 17 states that several of your products are still under development, when it appears that all of your products are still under development. Similarly, your risk factor on page 14 states that your clients may perform audits, and your ability to retain existing clients may be affected, however it does not appear that VRDT, prior to 24Tech, has clients. These are just examples. Please review and revise your disclosure throughout the filing accordingly.

Response:              With the acquisition of 24Tech, VRDT does now have clients, and its ability to retain those clients may be affected by those clients performing audits.  We do not therefore believe that risk to be inconsistent with our current state.  We have, however, revised the risk factor section generally to better articulate the current state of our business.

System failure or disruptions in communications could disrupt our business . . ., page 15

SEC re: Information Statement November 8, 2012

Comment 15:          We note your disclosure that you maintain a high speed network of satellite, fiber optic and land lines between your delivery centers and “the offices of [y]our customers worldwide.” Please revise this section, and your Business section, as appropriate, to explain what products are in your delivery centers, the locations of your delivery centers, and how these communications systems aid in delivery of your products. Please also provide context for your statement that you have “customers worldwide.” Please also disclose whether you have experienced a system failure or disruption in communications.

Response:              We have revised the disclosure accordingly.

Description of Securities, page 25
Preferred Stock, page 25

Comment 16:          You disclose that you have issued five shares of Class A Convertible Preferred Stock. Please tell us how you have accounted for the issuance of preferred stock. Please also tell us how you have presented the outstanding preferred stock on the face of your balance sheet.

Response:              We have revised the disclosure to omit the reference to the five shares of Class A Convertible Preferred Stock as the holders thereof have voluntarily surrendered their respective shares.  Any outstanding shares of Class A Convertible Preferred Stock have thus been cancelled.  Additionally, the Company has extinguished the Series B Convertible Preferred Stock, as no shares of that class of preferred stock had ever been issued.

Results of Operations for the Fiscal Year Ending March 31, 2012 as Compared to the Fiscal Year Ended March 31, 2011, page 28

Comment 17:          Please enhance your MD&A disclosure to also discuss the results of operations and liquidity and capital resources of 24Tech Corporation. Refer to Item 2.01(f) of the Form 8-K.

Response:              We have revised the disclosure accordingly.

Related Stockholder Matters, page 29

Comment 18:          Please revise to explain what you mean that “neither VRDT nor 24Tech have engaged in other related stockholder matters.”

Response:              The disclosure has been revised to indicate that neither 24Tech nor VRDT has engaged in any related stockholder matters.

Controls and Procedures, page 29

Comment 19:          Please delete the disclosure in this section as the disclosure required by Item 308 of Regulation S-K is not applicable in this Form 8-K.

Response:              We have deleted the disclosure as requested.

Directors, Executive Officers and Corporate Governance, page 30

SEC re: Information Statement November 8, 2012

Comment 20:          Please list the ages of all directors and executive officers. Please also indicate all positions and offices held with the company, and the term of office as director or executive officer, and the period during which each director or executive officer has served. See Item 401(a)-(c) of Regulation S-K.

Response:              We have revised the disclosure accordingly.

Comment 21:          Please substantially revise the biographies in this section to describe the business experience during the past five years of each director, executive officer and significant employee. The disclosure must identify each person’s principal occupation and employment during the past five years, including the name and principal business of any corporation or organization that employed the individual. See Item 401(e)(1) of Regulation S-K.

Response:              We have revised the disclosure accordingly.

Comment 22:          Please disclose the experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. Please provide the disclosure on a director-by-director basis. See Item 401(e)(1) of Regulation S-K.

Response:              We have revised the disclosure accordingly.

Comment 23:           We note that you have included a number of statements in the biographies of the officers and directors without fully explaining their significance and connection to the qualifications of the officers and directors. For example, we note your statement that Mr. Elliot has consulted George W. Bush at the White House, but the relevance of the consultation, including Mr. Elliot’s role in such consultation is unclear. Similarly, we note your statement that Mr. Malstrom has received “dozens of awards,” and that Mr. Kasprzak has been “received in the Kingdom of Saudi Arabia as a Distinguished Guest,” but the significance of these events and awards is not disclosed. These are just examples. Please revise your disclosure or remove such statements.

Response:              We have revised the disclosure accordingly.

Executive Compensation, page 33
Non-Employee Director Compensation, page 33

SEC re: Information Statement November 8, 2012

Comment 24:          We note that you have included two charts, one showing “cash compensation” and the other showing “accrued fees,” “stock compensation,” and “total compensation.” The reason for the two separate charts is unclear. In addition, the disclosure states that the charts include compensation for the non-employee directors, but you have also included Graham Norton-Standen, your CEO. Please advise and revise accordingly.

Response:              Mr. Norton-Standen, prior to his appointment as CEO, served as a non-employee member of the board of directors.  The compensation paid to Mr. Norton-Standen during that period has been included in the chart accordingly.  We have nevertheless revised the disclosure to explain said inclusion and to better explain the separate charts.

Executive Officer Compensation, page 34

Comment 25:          We note that you have included eight individuals as your named executive officers, despite the instructions provided in Item 402(m)(2) with respect to identifying named executive officers. Please advise and revise accordingly.

Response:              We have revised the disclosure accordingly.

Comment 26:          We note your disclosure in the last paragraph on page 34 that a substantial portion of overall compensation is tied to certain performance metrics. However, the disclosure on page 36 suggests that each of the elements of compensation are not tied to a specific formula and are generally discretionary. Please advise and revise accordingly.

Response:              The intent was to indicate that the compensation committee does take certain performance metrics into consideration when determining elements of executive compensation, but that there is no rigid formula or set benchmarks for doing so.  In recognition of the fact that the statements identified by the Staff in the Comments may be inconsistent, we have therefore revised the disclosure to remove the reference to certain performance metrics as a basis for compensation.

2011 Compensation Actions for Our Named Executive Officers (Through March 31, 2012), page 37

Comment 27:          Please include the Summary Compensation Table required by Item 402(n) of Regulation S-K. We note that the table currently presented on page 37 does not contain the information required by Item 402(n) and does not disclose the grants of restricted stock made to the named executive officers during 2011. Please note, for awards of stock, you must disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(v) of Regulation S-K.

Response:              We have revised the disclosure accordingly.

Comment 28:          In the table showing base salary and salary, it is unclear how the amounts under “Salary” were calculated. As one example, it is unclear why Mr. Elliot’s salary was $-13,600. Please advise and include your revised disclosure in the Summary Compensation Table.

Response:              We have revised the disclosure accordingly.

SEC re: Information Statement November 8, 2012

Comment 29:          The disclosure regarding the restricted stock agreements that appears at the top of page 38 does not appear relevant. Please delete this disclosure and instead disclose the material terms of the restricted stock granted in 2011.

Response:              We have deleted the reference as requested and have revised the disclosure accordingly.

Outstanding Equity Awards at Fiscal Year-End, page 38

Comment 30:          Please include the disclosure required by Item 402(p) with respect to the restricted stock grants made in 2011.

Response:              We have revised the disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 38

Comment 31:          Please include the information required by Item 403 of Regulation S-K, including the percentage of the class of securities owned by each of the security holders. Please also include the information required by Item 403 for the shares of preferred stock that are owned by the shareholders listed on page 25, including the percentage of voting power held by each of the shareholders. Please also clarify whether the disclosure currently includes any shares with respect to which the beneficial owner has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) of the Exchange Act. To the extent such shares are included, please include the footnote disclosure required by Item 403 of Regulation S-K.

Response:              We have revised the disclosure accordingly.

Comment 32:          Please disclose the total shares and percentage of the class of securities owned by the executive officers and directors as a group. See Item 403(b) of Regulation S-K.

Response:              We have revised the disclosure accordingly.

Certain Relationships and Related Transactions and Director Independence, page 39

Comment 33:          Please revise your disclosure to include any transactions with related persons that exceed the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years. See Item 404(d) of Regulation S-K. In particular, we note the related party transactions disclosed in Note 7 to 24Tech’s financial statements. Please revise accordingly.

Response:              We have revised the disclosure accordingly.

SEC re: Information Statement November 8, 2012

Comment 34:          Please disclose that Monte Winegar and Larry Pendleton each received 250,000 shares of common stock in connection with the acquisition of 24Tech. Please also disclose the approximate dollar value of the transaction. See Item 404(d) of Regulation S-K.

Response:              We have revised the disclosure accordingly.

Item 3.02 – Unregistered Sales of Equity Securities, page 42

Comment 35:          We note your disclosure on page 26 that in August 2012, you issued warrants equal to 12 million shares to a private equity fund. Please provide the disclosure required by Item 3.02 of Form 8-K.

Response:              We have revised the disclosure accordingly.

24Tech Corporation Audited Financial Statements for the Year Ended December 31, 2011
Note 4 - Revenue Recognition

Comment 36:          Please disclose your revenue recognition policy related to each source of revenue. If you have multiple deliverable arrangements, please clarify in your disclosures your accounting for these multiple deliverables. If applicable, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Response:              The Company has revised the note disclosure in the statements of 24Tech to provide more specific information on the lines of business.

Note 6 – Income Taxes

Comment 37:          We note that you have elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Please tell us if you will continue to be taxed as an S Corporation after this acquisition, or if you plan to change to be taxed as a C Corporation or something else. If you do plan to change how you will be taxed, please tell us what consideration you gave to SAB Topics 4:B, 1:B.1 (Question 3) and 1:B.2.

Response:              24Tech will file an S-Corp return until August 31, 2012 and a C-Corp return for the four month period ended December 31, 2012.. No adjustments to historical financials are required under SAB Topic 1:B.1 (Question 3) and 1:B.2. Any undistributed earnings of 24Tech at the time of acquisition will be included as additional paid-in capital per SAB Topic 4:B.

2011 Federal Summary Depreciation Schedule

Comment 38:          Please advise as to why this schedule has been included in the Form 8-K, or remove it accordingly.

Response:              The schedule has been removed.

Pro-Forma Results of the Acquisitions of 24Tech Corporation by VRDT Corporation

SEC re: Information Statement November 8, 2012

Comment 39:          Please provide the pro forma financial information required by Rule 8-05 of Regulation S-X. This should include pro forma statements of operations for the latest fiscal year and interim period and a pro forma balance sheet as of the latest interim period. The notes to the pro forma statement should clearly show how you arrived at each adjustment amount. You should also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts.

Response:              Detailed proforma balance sheets and statements of operations for the year ended December 31, 2011 and for the six months ended June 30, 2012 have been added showing the separate entities, eliminating entries and resulting consolidated totals.

Form 10-K for the Year Ended March 31, 2012

Comment 40:          Please comply with the above comments on the Form 8-K in your future Exchange Act reports, as applicable.

Response:              Noted and revised accordingly.

Item 8 – Financial Statements and Supplementary Data, page 17
General

Comment 41:          On the face of the statement of operations and statement of cash flows, you have stated in the column headings that the twelve months ended March 31, 2012 and 2011 are audited. We remind you that the period beginning August 19, 1999 (Inception) through March 31, 2012 should be audited as well. Please revise your column heading to indicate this period has been audited in an amendment to your Form 10-K or advise.

Response:              The column headings indicating that the column was “Audited” have been removed in all statements where only audited amounts are listed in the Form 10-K/A.

Report of Independent Registered Public Accounting Firm, page 31

Comment 42:          The opinion paragraph states that the financial statements present fairly, in all material respects, your financial position as of December 31, 2011 and 2010, and the results of your operations and cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. Given that your financial statements are for the years ended March 31, 2012 and 2011, please make arrangements with your auditor to revise their report in an amended Form 10-K. We remind you that the period beginning August 19, 1999 (Inception) through March 31, 2012 should be audited as well. Please advise or make arrangements with your auditor to revise the first and third paragraphs of the report to refer to the period beginning August 19, 1999 (Inception) to March 31, 2012. In addition, please also ensure their report indicates the city and state in which their report was issued as required by Rule 2-02(a) of Regulation S-X. In doing so, please refile the Form 10-K in its entirety, along with updated certifications. Please ensure that your certifications refer to the Form 10-K/A and are currently dated.

Response:              The certification was misdated as a result of a clerical error and has been corrected in the revised Form 10-K/A. A revised Report of Independent Registered Public Accounting Firm has been inserted.

Consolidated Balance Sheet, page 18

SEC re: Information Statement November 8, 2012

Comment 43:          We note that prepaid expenses increased from $3,472 as of March 31, 2011 to $5,403,921 as of March 31, 2012. Please clarify the nature of the amounts included in prepaid expenses as of March 31, 2012 and tell us the reasons for the large increase from March 31, 2011 to March 31, 2012. Please also tell us what consideration you gave to SAB Topic 5:A in accounting for these expenses.

Response:              Note 12 to the financial statements in Form 10-K describe the increase in prepaid expenses.  The statement of changes in stockholders’ equity also discloses the $5,365,000 in restricted stock issued as a prepaid expense.  There were no expenses to the issuance of this stock.  We have added disclosure to note 12 to show the value of the stock issued and held as a prepaid expense.

Item 9A – Controls and Procedures, page 32
Changes in Internal Control over Financial Reporting, page 33

Comment 44:          You currently disclose here and in your Form 8-K that was initially filed on September 6, 2012 that there were no changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, except as set forth above. It is not clear what you are referring to when stating except for as set forth above. Please revise to state clearly if there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting in an amendment to your Form 10-K. See Item 308 of Regulation S-K.

Response:              We have revised the disclosure accordingly.

Signatures, page 44

Comment 45:          We note that your Form 10-K has not been signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors. See General Instruction D to From 10-K. Please amend your Form 10-K to include such signatures. Please also address the above comments relating to your Form 8-K in your amended Form 10-K.

Response:              The omission was in error and we have revised the Form 10-K to include all requisite signatures and to address the comments regarding Form 8-K as pertaining to Form 10-K.

Exhibit 32 - Certifications

SEC re: Information Statement November 8, 2012

Comment 46:          Your Section 906 certifications refer to the Form 10-K for the fiscal year ended March 31, 2011. Please provide certifications that refer to the Form 10-K/A for the fiscal year ended March 31, 2012 in an amendment to your Form 10-K.

Response:              This was a typographical clerical error and the properly dated certifications are attached to the revised Form 10-K/A.

Finally, by way of this correspondence, the Company hereby acknowledges that:

A.            The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
B.             Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
C.             The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the current revised documents sufficiently address the comments articulated by the Staff in the Comment Letter.  Please feel free to contact the undersigned should you have any other concerns or comments.

Very truly yours,

VRDT Corporation

By:	/s/ Robert A. Kasprzak
Robert A. Kasprzak
General Counsel